

10028827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2010

Washington, DC 105

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-53487 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BFT Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2312 School Lane
(No. and Street)

| Bedford | Texas | 76021 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Sivo — (817) 354-1090 x16
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Sammy D. Tally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFT Financial Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


WILDA J. BERRY
Notary Public State of Texas
Commission Expires
FEBRUARY 3, 2012
NOTARY PUBLIC
STATE OF TEXAS

Signature

Registered Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# BFT FINANCIAL GROUP, LLC

## REPORT PURSUANT TO RULE 17a-5(d)

## YEAR ENDED DECEMBER 31, 2009

BFT FINANCIAL GROUP, LLC

CONTENTS


C&F Co.

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
BFT Financial Group, LLC

We have audited the accompanying statement of financial condition of BFT Financial Group, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFT Financial Group, LLC, as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BFT FINANCIAL GROUP, LLC
Statement of Financial Condition
December 31, 2009

## ASSETS

| | |
|---|---|
| Cash | $ 107,501 |
| Other assets | 17,648 |
| Total Assets | $ 125,149 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 17,840 |
| State income taxes payable | 2,500 |
| Total liabilities | 20,340 |
| Members' equity | 104,809 |
| Total Liabilities and Members' Equity | $ 125,149 |

The accompanying notes are an integral part of these financial statements.

BFT FINANCIAL GROUP, LLC

Statement of Income

For the Year Ended December 31, 2009

| | |
|---|---|
| Revenue | |
| Commissions | $ 1,008,208 |
| Investment management fees | 1,528,072 |
| Other revenue | 125,941 |
| Total revenue | 2,662,221 |
| Expenses | |
| Registered representatives compensation | 2,190,869 |
| Compensation and benefits | 231,213 |
| Communications | 13,308 |
| Occupancy and equipment costs | 70,273 |
| Advertising and promotions | 14,602 |
| Data processing | 16,654 |
| Regulatory fees | 17,414 |
| Other | 106,178 |
| Total expenses | 2,660,511 |
| Net income before income taxes | 1,710 |
| Provision for state income taxes | -- |
| Net Income | $ 1,710 |

The accompanying notes are an integral part of these financial statements.

# BFT FINANCIAL GROUP, LLC
## Statement of Changes in Members' Equity
### For the Year Ended December 31, 2009

| | |
|---|---|
| Balance, December 31, 2008 | $ 103,099 |
| Net income | 1,710 |
| Balance, December 31, 2009 | $ 104,809 |

The accompanying notes are an integral part of these financial statements.

BFT FINANCIAL GROUP, LLC

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

For the Year Ended December 31, 2009

| | |
|---|---|
| Balance, December 31, 2008 | $ -- |
| Additions | -- |
| Retirements | -- |
| Balance, December 31, 2009 | $ -- |

The accompanying notes are an integral part of these financial statements.

BFT FINANCIAL GROUP, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 1,710 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in other assets | 3,178 |
| Increase in accounts payable and accrued expenses | 9,688 |
| Decrease in state income taxes payable | (1,500) |
| Net cash provided by operating activities | 13,076 |
| **Cash Flows from Investing Activities** | -- |
| **Cash Flows from Financing Activities** | -- |
| Net increase in cash | 13,076 |
| Beginning cash | 94,425 |
| Ending cash | $ 107,501 |

**Supplemental Disclosures**

There was no cash paid for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

BFT FINANCIAL GROUP, LLC
Notes to Financial Statements
December 31, 2009

Note 1 - Accounting Policies Followed by the Company

BFT Financial Group, LLC (a Texas Limited Liability Company) (the "Company") was formed December 8, 1999 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) on January 11, 2002. The Company operates under SEC Rule 15c3-3(k)(1) which limits the Company's business to the distribution of mutual funds and variable life insurance or annuities. Additionally, no customer funds or securities can be held, under this provision. The Company is also registered with the SEC as an investment advisor under the Investment Advisers Act of 1940.

Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units. Each member's liability is limited to his capital account balance.

Commission revenues and related expenses are recorded when earned. Advisory fee revenue is earned when services are rendered.

The Company's customers are primarily individuals residing in the Dallas/Fort Worth metropolitan area and other parts of Texas, Nebraska and California.

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the FASB Accounting Standards Codification ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Note 1 - Accounting Policies Followed by the Company, continued

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 has been incorporated into FASB ASC 740. The Company adopted FIN 48 for its year ended December 31, 2009. The adoption of FIN 48 did not have a material effect on the Company's financial position, results of operations, or cash flows.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2009, the FASB issued Statement No. 165, Subsequent Events ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 5 for more information regarding the Company's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements, continued

At December 31, 2009, the Company had net capital of approximately $87,161 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Related Party Transactions

The Company paid an affiliate $317,954 for office space, equipment, insurance, and office personnel during 2009.

Note 4 - Contingency

The Company has been named as a respondent in a FINRA Dispute Resolution arbitration involving a commission arrangement between two registered representatives. The claimant is seeking unspecified damages from the Company. The matter is currently in the discovery stage and the Company intends to fully pursue all its defenses. The hearing is set to begin in Los Angeles, California on September 27, 2010. The Company's legal counsel expresses no opinion as to the outcome of this case.

Note 5 - Subsequent Events

In preparing the accompanying financial statements in accordance with FASB ASC 855, "Subsequent Events" the Partnership reviewed events that have occurred after December 31, 2009 through February 25, 2010, the date the financial statements were available to be issued. During this period, the Partnership did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2009

**Schedule I**

BFT FINANCIAL GROUP, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

**Computation of Net Capital**

| | |
|---|---|
| Total members' equity qualified for net capital | $ 104,809 |
| Deductions and/or charges | |
| Non-allowable assets: Other assets | (17,648) |
| Net capital before haircuts on securities positions | 87,161 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)): | -- |
| Net capital | $ 87,161 |

**Aggregate Indebtedness**

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 17,840 |
| State income taxes payable | 2,500 |
| Total aggregate indebtedness | $ 20,340 |

## Schedule I (continued)

BFT FINANCIAL GROUP, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

### Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 1,356 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Minimum net capital requirement (greater of two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of minimum required | $ 82,161 |
| Excess net capital at 1000% | $ 85,127 |
| Ratio: Aggregate indebtedness to net capital | 0.23 to 1 |

### Reconciliation with Company's Computation

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

| | |
|---|---|
| Net capital per Company's (unaudited) FOCUS Part IIA | $ 81,662 |
| Adjustments: | |
| Adjustment to margin tax payable | 5,500 |
| Adjustment due to rounding | (1) |
| Net capital per audit report | $ 87,161 |

**Schedule II**

BFT FINANCIAL GROUP, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

**Exemptive Provisions**

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Independent Auditor's Report

On the Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2009



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
BFT Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental information of BFT Financial Group, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 25, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
BFT Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by BFT Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BFT Financial Group, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for BFT Financial Group, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7T

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053487 FINRA DEC
BFT FINANCIAL GROUP LLC 15*15
2312 SCHOOL LN
BEDFORD TX 76021-4645

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,378.79

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 4,113.60 )

7-31-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (734.21)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (734.21)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BFT Financial Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 24th day of February, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,970,214.70

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. (618,700.46)

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 618,700.46

2d. SIPC Net Operating Revenues $ 1,351,514.24

2e. General Assessment @ .0025 $ 3,378.79
(to page 1 but not less than $150 minimum)

# BFT FINANCIAL GROUP , LLC

December 31, 2009

***Report Pursuant to Rule 17a-5(d)***